As filed with the Securities and Exchange Commission on July 14, 2000

                                                   Registration No. 333-34512
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                           ADDENDUM NO. 1 to FORM S-3

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                                ----------------
                       MAGNITUDE INFORMATION SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)


      DELAWARE                                         75-2228828
(State of Incorporation)                   (I.R.S. Employee Identification No.)

                     401 Route 24, Chester, New Jersey 07930
                                  (908)879-2722
                                   -----------
               (Address, including zip code, and telephone number,
                      including area code, of Rregistrant's
                          principal executive offices)

                                STEVEN D. RUDNIK
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       MAGNITUDE INFORMATION SYSTEMS, INC.
                                  401 ROUTE 24
                            CHESTER, NEW JERSEY 07930
                                  (908)879-2722
                                   -----------
               (Address, including zip code, and telephone number,
                   including area code, or agent for service)
                                ----------------
                                   COPIES TO:
                             JOSEPH J. TOMASEK, ESQ.
                               75-77 NORTH BRIDGE
                          SOMERVILLE, NEW JERSEY 08876

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================
                            PROPOSED        PROPOSED
TITLE OF                    MAXIMUM         MAXIMUM     MAXIMUM     AMOUNT
SECURITIES                  AMOUNT          OFFERING    AGGREGATE     OF
  TO BE                      TO BE          PRICE PER   OFFERING   REGISTRA-
REGISTERED                 REGISTERED       SHARE (1)   (PRICE(1)  TION (FEE)(1

_______________________________________________________________________________
Common Stock              19,482,086 shares   $ 1.91     $ 37,210,784  $11,276
$.0001 par value per share
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on April 5, 2000 as reported on the Electronic Bulletin Board over-the-counter market maintained by the National Association of Securities Dealers, Inc. (the ANASD@).


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

===============================================================================

           PRELIMINARY PROSPECTUS: SUBJECT TO COMPLETION July __, 2000

                       MAGNITUDE INFORMATION SYSTEMS, INC.
                                19,482,086 SHARES
                                  COMMON STOCK
                                 ---------------

         This is an offering of 19,482,086 shares of common stock of Magnitude Information Systems, Inc. (the ACompany@ or Magnitude@) issued or issuable under currently exercisable warrants, convertible preferred stock , convertible notes and stock options. The warrants, convertible notes and stock options were issued by Magnitude to certain securityholders of Magnitude in private transactions during the past two years. The shares of common stock, either already issued or issuable upon the exercise of the warrants and stock options or upon the conversion of the convertible notes, may be sold from time to time by or on behalf of certain securityholders of Magnitude. See ASelling Securityholders@. Only the selling securityholders identified in this prospectus are offering shares to be sold in the offering. Magnitude is not selling any shares in the offering. Magnitude's common stock is quoted on the Electronic Bulletin Board, over-the-counter market under the symbol "MAGY." On July 12 April 5, 2000, the average of the high and low prices reported of the common stock on the Electronic Bulletin Board was $1.225 $1.91.

         Magnitude will not receive any of the proceeds from the sale of the common stock by the selling securityholders. Magnitude will receive the proceeds from the cash exercise of any of the warrants and stock options. See AUse of Proceeds@. The selling stockholders may sell their shares from time to time throughout the offering through any legally available means, including brokers in public sales at market prices, directly or through agents in private sales at negotiated prices. They may also sell shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they comply with the requirements of Rule 144.

         You may contact Magnitude at Magnitude's principal executive offices located at 401 Route 24, Chester, New Jersey 07930 or by phone at (908)879-2722. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------

             THIS INVESTMENT INVOLVES CERTAIN HIGH RISKS. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 8.
                                 ---------------
                  The date of this prospectus is July ___, 2000

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, DC 20549, and its public reference facilities in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

         This prospectus is part of a Form S-3 registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement. To see more detail, you should read the entire registration statement and the exhibits filed with the registration statement. Copies of the registration statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information.

         Neither Magnitude nor any selling securityholder is making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement or in any other document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all of the securities:

          (a)(1) Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

             (2) Our Quarterly Report on Form 10-QSB for the quarter ended March
                 31, 2000.

             (3) Our Current  Report on From 8-K filed with the Commission on
                 April 26, 2000.

         All future reports and definitive proxy or information statements filed under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered by this prospectus have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this registration statement from the date of filing of such documents.

         Upon request, we will provide without charge a copy of this prospectus, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for such copies should be directed to Magnitude Information Systems, Inc., 401 Route 24, Chester, New Jersey 07930 (telephone: 908-879-2722).

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.
                                 ---------------

                           INFORMATION ABOUT MAGNITUDE

                                   THE COMPANY

         Magnitude Information Systems, Inc. (the "Company" or "Magnitude") was incorporated as a Delaware corporation on April 19, 1988 under the name Fortunistics Inc. On March 4, 1993, the Company changed its name to Whitestone Industries, Inc. On July 14, 1997, the Company changed its name to Proformix Systems, Inc., and on November 18, 1998, the Company changed its name to Magnitude Information Systems, Inc. .

         The Company's primary product is an integrated suite of proprietary software modules marketed under the name "ErgoManagerTM" which are designed to help individual computer users and businesses deal with potentially preventable repetitive stress injury (RSI). These software modules can be applied individually or together in a comprehensive ergonomic and early intervention program that seeks to modify a user's behavior by monitoring computer usage patterns over time and warning the user when to break a dangerous trend in repetitive usage of an input device, such as a keyboard or mouse. The product was developed to train people working on computers, monitor computer-use related activities and evaluate a user's risk exposure and propensity towards injury or loss of effectiveness in connection with his/her day-to-day work. Moreover, the software enables a company to not only address the issue of health risks involving employees and to minimize resulting potential liabilities, but delivers a powerful tool to increase overall productivity.

                                   BACKGROUND

         On June 24, 1997, the Company entered into an acquisition agreement whereby it acquired substantially all of the outstanding stock of Proformix, Inc., a Delaware corporation and manufacturer of ergonomic keyboarding systems.Proformix, Inc. in November 1998 changed its name to Magnitude, Inc. and is hereafter referred to as Magnitude, Inc. The business combination took the form of a reverse acquisition. The Company and Magnitude, Inc. remain as two separate legal entities whereby Magnitude, Inc. operates as a subsidiary of Magnitude Information Systems, Inc.. The operations of the newly combined entity are currently comprised solely of the operations of Magnitude, Inc.

         On February 2, 1998, the Company entered into an Agreement and Plan of Merger with Rolina Corporation, a privately held New Jersey software developing firm, and on April 30, 1998, into an Asset Purchase Agreement with Vanity Software Publishing Co., a Canadian developer of specialized software, whereby the Company, in return for payments in form of cash and equity, acquired the rights to certain software products and related assets, with such software products subsequently forming the basis for the further development during the year of the Company's proprietary ErgoManagerTM software product. The ErgoManagerTM system was introduced to the market in November 1998 and has since been expanded and enhanced through newer releases.

         On November 18, 1998, the Company and its wholly owned subsidiary Magnitude, Inc. entered into an Asset Purchase Agreement and several related agreements with 1320236 Ontario Inc. ("OS"), a publicly traded Canadian designer, manufacturer and distributor of office furniture pursuant to which OS acquired Magnitude, Inc.'s hardware product line comprised of ergonomic keyboard platform products and accessories, and all related inventory and production tooling and warehousing assets, and all intellectual property rights including the Proformix name, against a cash consideration and an ongoing contingent stream of royalty payments on OS' sales of the Proformix hardware products. With the sale of the hardware product line, the Company's business is now focused exclusively on the further development and marketing of its new software products. Recently proposed Federal OSHA workplace ergonomics regulations involving mandatory compliance guidelines for industry where potentially preventable repetitive stress injuries occur have opened a potentially very large market for the Company's products. This development comes against the backdrop of a Notice of Allowance by the US Patent and Trademark Office on the Company's patent application for certain design principles underlying its ErgoManagerTM software.

                                  RISK FACTORS

         You should carefully consider the risks described below when evaluating your ownership of the Magnitude common stock. The risks and uncertainties described below are not the only ones Magnitude faces. Additional risks and uncertainties we are presently not aware of or that we currently consider immaterial may also impair Magnitude's business operations.

         If any of the following risks actually occurs, Magnitude's business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Magnitude common stock could decline significantly.

Risks Associated with Forward Looking Statements.

         This prospectus contains "forward-looking statements" which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or similar statements. The statements in "Risk Factors" are cautionary statements. They identify important factors with respect to forward-looking statements, that could cause actual results to differ materially from those forecasted in such statements. All forward-looking statements in this prospectus are expressly qualified in their entirety by the cautionary statements in this paragraph.

Substantial Losses - Lack of Profitability.

         We have a history of losses and if we do not achieve profitability we may not be able to continue our business in the future. We have incurred substantial operating losses since our inception, which has resulted in an accumulated deficit of approximately $11,298,013 as of December 31, 1999 of which approximately $7 million are attributable to its discontinued hardware product line. For the fiscal years ended December 31, 1999 and 1998, we incurred losses of $2,391,948 and $2,530,909, respectively. For the first quarter ended, March 31, 2000, we had additional losses of $783,497. We have financed our operations primarily through the sales of equity and debt securities. Our expense levels are high and our revenues are difficult to predict. We anticipate incurring additional losses until we increase our client base and revenues. We may never achieve or sustain significant revenues or profitability. If we are unable to achieve increased revenues, we will continue to have losses and may not be able to continue our operations.

Additional Financing Requirements.

         We could be required to cut back or stop operations if we are unable to raise or obtain needed funding. Our ability to continue operations will depend on our positive cash flow, if any, from future operations or our ability to raise additional funds through equity or debt financing. In February, 2000 we received a firm commitment for private financing of $3.0 million of equity in order to obtain the working capital necessary to continue to finance our operations and execute our business plan. Although we anticipate that future revenues and our current cash balance will be sufficient to fund our current operations and capital requirements for the current fiscal year, we cannot give you any assurance that we will not need additional funds before such time. We have no current arrangements for additional financing and we may not be able to obtain additional financing on commercially reasonable terms, if at all. We could be required to cut back or stop operations if we are unable to raise or obtain funds when needed.

Limited Operating History.

         We have a limited operating history as a software product company and have made only limited sales of our products. Our total revenues for software sales and licenses for the years ended December 31, 1999 and 1998 were approximately $260,703 and $72,486, respectively.

Uncertainty of Market Acceptance.

         Our revenues depend on sales of our specialized software products and we are uncertain whether there will be broad market acceptance of these products. Our revenue growth for the foreseeable future is largely dependent upon increased sales of our ErgoManagerTMsuite of software products. Since the introduction of our ErgoManagerTM software products in November, 1998 and through December 31, 1999 revenue from our software products has been approximately $270,000 (prior to this time, we had sales of approximately $63,000 based upon a predecessor version of the ErgoManagerTM software}. For the quarter ended March 31, 2000, we had revenues from the sales of software product licenses of $100,022. Our future financial performance will depend upon the successful introduction and customer acceptance of our ErgoManagerTM software products as well as the development of new and enhanced versions of this product as well as other related software products that may be developed in the future. Revenue from products such as ErgoManagerTM depend on a number of factors, including the influence of market competition, technological changes in the ergonomic workplace market, our ability to design, develop and introduce enhancements on a timely basis and our ability to successfully establish and maintain distribution channels. If we fail to achieve broad market acceptance of our ErgoManagerTM products, it would have a material adverse effect on our business, operating results and financial condition.

Lack of Distribution Network and Strategic Relationships.

         Inability to enter into strategic relationships with indirect channel partners could have a material adverse effect on us. As part of our sales and marketing efforts, we are seeking to develop strategic relationships with indirect channel partners, such as original equipment manufacturers and resellers. We have limited financial, personnel and other resources to undertake extensive marketing activities ourselves. Therefore, our software products will depend on our ability to develop and maintain strategic marketing relationships with indirect channel partners and their ability to market and distribute our software products. If we are unable to enter into and maintain such arrangements or if such arrangements do not result in the successful commercialization of our software products, then this could have a material adverse effect on our business, operating results and financial condition.

 Possible Loss of Entire Investment.

                  The common stock offered hereby is highly speculative, involves a high degree of risk and should not be purchased by any person who cannot afford the loss of his entire investment. A purchase of our common stock in this offering would be unsuitable for a person who cannot afford to sustain such a loss.

Dependence Upon Key Personnel.

                  We are substantially dependent upon the continued services of Steven D. Rudnik, our President and Chief Executive Officer. The loss of the services of Mr. Rudnik through incapacity or otherwise would have a material adverse effect upon our business and prospects. To the extent that his services become unavailable, we will be required to retain other qualified personnel, and there can be no assurance that we will be able to recruit and hire qualified persons upon acceptable terms. We do not maintain key person life and disability insurance on the life of Mr. Rudnik.

         In addition, we believes that our future prospects will depend in large part upon our ability to attract, train and retain highly-skilled technical, managerial, sales and marketing personnel. However, competition for personnel in the software industry is intense, and, at times, we have had difficulty locating candidates with appropriate qualifications within various desired geographic locations, or with certain industry-specific expertise. If our competitors increase their use of non-compete agreements, the pool of available technical personnel may further narrow in certain jurisdictions, even if the non-compete agreements are ultimately unenforceable. The failure to attract, train, retain and manage productive sales and sales support personnel would have a material adverse effect on our business, financial condition and results of operations.

         If we lose the services of one or more of our key employees, our business, operating results, financial condition or business prospects could be materially adversely affected. We have several programs in place to retain key personnel, including granting of stock options that vest annually over four or five years. A number of key employees have vested stock options with exercise prices lower than our current stock price. These potential gains provide these employees the economic freedom to explore personal objectives both within and outside of our Company, which may result in the loss of one or more key employees during the coming years.

         It is widely recognized that the software industry in which we compete is at or beyond a condition of full employment. We may not be able to attract, train and retain the personnel it requires to develop, market, sell and support new or existing software or to continue to grow. Also, to penetrate successfully key vertical markets, we must attract, train and retain personnel with industry-specific expertise.

Penny Stock Regulations

                The Securities Enforcement Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as "penny stocks". The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (I) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risk associated therewith aswell as the written consent of the purchaser of such security prior to engaging in a penny stock transaction. The regulations on penny stocks may limit the ability of the purchasers of our securities to sell their securities in the secondary marketplace. Our common stock is currently considered a penny stock.

There is Intense Competition in the Industry

         The market for ergonomic application software is expected to become intensely competitive. Although we are not aware of any ergonomic software that competes with our ErgoManagerTM software products currently, competitors will certainly enter this marketplace. Although we believe our success will be due in part to our early entry into the computer workplace market, we expect other software product manufacturers to develop and sell similar products.

         Intense competition could lead to increased price competition in the market, forcing us to reduce prices. As a result, our gross margins may decline and we may lose our first-to-market advantage which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to compete successfully with any new competitors.

         The computer software industry and products developed for the computer workplace face intense competition. We will be at a competitive disadvantage in seeking to compete with other companies having more assets, larger technical staffs, established market shares and greater financial and operational resources than us. There can be no assurance that we will be able to meet the competition and operate profitably.

Magnitude Has Limited Protection of Intellectual Property and Proprietary Rights and May Potentially Infringe Third Party Intellectual Property Rights.

         We consider certain aspects of our software and documentation to be proprietary, and rely on a combination of contract, patent, copyright, trademark and trade secret laws and other measures to protect this information. Outstanding applications may not result in issued patents and, even if issued, the patents may not provide any meaningful competitive advantage. Existing copyright laws afford only limited protection. We believe that the rapid pace of technological change in the computer software industry has made patent, trade secret and copyright protection less significant than factors such as:

o        knowledge, ability and experience of our  employees;
o        frequent software product enhancements; and
o        timeliness and quality of support services.

         Patent, trade secret and copyright protections may be inadequate, and our competitors may independently develop ergonomic software products that are substantially equivalent or superior to our software products. We do not believe that our software products, our trademarks or other proprietary rights infringe on the property rights of any third parties. However, third parties may assert infringement claims against us and our products. These assertions could require us to enter into royalty arrangements or could result in costly litigation.

Magnitude May Experience Product Liability Claims

         Although our license agreements contain provisions designed to limit our exposure to potential product liability claims, these provisions could be invalidated by unfavorable judicial decisions or by federal, state or local laws or ordinances. Although we have not experienced any product liability claims to date, use of our software in mission critical applications may create a risk that a third party may pursue a claim against us. Although we carry product liability insurance, if a product liability claim against us was successful, the resulting damages or injunctive relief could have a material adverse affect on our business, financial condition and results of operations.

Our Stock Price is Volatile and There is a Risk of Litigation

         The trading price of our common stock has in the past and may in the future be subject to wide fluctuations in response to factors such as the following:

          o revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;

          o announcements of technological innovations by us or our competitors;

          o new products or the acquisition of significant customers by us or our competitors;

          o developments with respect to patents, copyrights or other proprietary rights by us or our competitors;

          o changes in recommendations or financial estimates by securities analysts;

          o       conditions and trends in the software industry generally;

          o adoption of new accounting standards affecting the software industry; and

          o       general market conditions and other factors.

         Further, the stock market has experienced in recent months and may continue in the future to experience extreme price and volume fluctuations that particularly affect the market prices of equity securities of high technology companies that often are not related to or are disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions have, and may continue to have, a material adverse effect on the trading price of our common stock. Fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. We cannot assure you that there will not be lawsuits in the future or that future lawsuits will not have a material adverse effect on our business, financial condition and results of operations.

There Could Be Adverse Effects of Potential Securities Issuances

         Of the 19,482,086 common shares offered in this prospectus, 4,572,332 of these Common Shares have already been issued to the selling securityholders. If the selling securityholders were to exercise their rights under their warrants, convertible notes, convertible preferred stock and stock options to purchase or convert into the remaining 14,909,754 common shares offered in this prospectus and then sell them, the market price of our common stock could be materially adversely affected. As of March 31, 2000, the substantial majority of the warrants, convertible notes and stock options had exercise prices below the current market price of our common stock.

                                 USE OF PROCEEDS

         The selling securityholders will receive the net proceeds from the sale of common stock. Magnitude will not receive any of the proceeds from any sale of the shares by the selling securityholders. Magnitude will receive the proceeds from the cash exercise of any of the warrants and stock options and intends to use any such cash proceeds received for general corporate purposes, which may include repaying indebtedness, making additions to its working capital, funding future acquisitions or for further developing its products and hiring additional personnel.

                             SELLING SECURITYHOLDERS

         All of the common stock offered is either already issued or is issuable under currently exercisable warrants and stock options or pursuant to convertible notes and convertible preferred stock issued or issuable by Magnitude to the selling securityholders in private transactions exempt from the registration requirements of the Securities Act pursuant to the private placement exemption of Section 4(2). Magnitude may from time to time supplement or amend this prospectus, as required, to provide other information with respect to the selling securityholders.

The following table sets forth certain information regarding ownership of Magnitude's common stock by the selling securityholders as of March 31, 2000, including their names, and the number of shares of common stock owned by them and offered pursuant to this prospectus. The selling securityholders listed in the table do not necessarily intend to sell any of their shares. Magnitude filed the registration statement, which includes this prospectus, due to the registration rights granted to the selling securityholders, not because they had expressed an intent to immediately sell their shares. Holders of approximately 7,000,000 shares have agreed not to sell such shares for a period of one year.

                                                       No. of        Transaction
Name of                       Beneficial Holdings    Common Shares    Summary                % of Class
Selling                       Before the Offering    Offered Hereby    Note     Exhibit     after Offering
---------------------------------------------------------------------------------------------------------

929595 Ontario Ltd.                760                   380           (9)       4.23          **
Abrams, P.                      11,400                 5,700           (9)       4.23          **
Alexander, I.                    3,376                 1,688           (9)       4.23          **
Angelastri, I.                 850,000               600,000           (6)       4.9;4.12      **
Angelastri, I.               (see above}             250,000           (10)                    **
Angelastri-Keller, S.          200,000               200,000           (6)       4.9;4.12      **
Aniso Stiftung                 404,664               404,664           (6)       4.9;4.12      **
Barbaro, R.D. in Trust          22,392                11,196           (9)       4.23          **
Benoliel, I.                     1,646                   823           (9)       4.23          **
Blue Fuel Corporation            2,306                 1,153           (9)       4.23          **
Brandstatter, A.                 2,306                 1,153           (9)       4.23          **
Brant Investment Ltd.           53,146                26,573           (9)       4.23          **
Burri, E.                      200,000               200,000          (13)       4.9;4.14      **
Carrel, R.                     500,100               333,400          (13)       4.15;4.18     **
Carrel, R.                   (see above}             166,700          (13)       4.9           **
Carter, G.                      14,819                14,819           (9)       4.23          **
Christoph, M.                  100,000               100,000           (6)       4.9;4.12      **
Corbett, W.&M.                 100,000               100,000          (14)       4.19          **
Cumming, F.                     33,619                 5,000          (10)                     **
Curtis, J.                       2,470                 1,235           (9)       4.23          **
Cynamon Holding Corp.            8,232                 4,116           (9)       4.23          **
Dean, M.                       100,000               100,000           (5)       4.3           **
Dellelce, P.                     1,646                   823           (9)       4.23          **
Duncan, J.                     210,000               500,000          (10)                     **
ES-LEA Holdings Ltd.            15,072                 7,536           (9)       4.23          **
Ferrier Lullin Bank&Trust        4,940                 2,470           (9)       4.23          **
Fiala, D.                       14,819                14,819           (9)       4.23          **
Fireworks Creative Inc.            658                   329           (9)       4.23          **
First Marathon Sec.              9,351                 3,523           (9)       4.23          **
GGD Associates                 275,000               275,000          (10)                     **
Gray, S.                       537,000               537,000           (5)       4.3           **
Groconi Holdings, Inc.           1,120                   560           (9)       4.23          **
Heuberger, R.                  200,000               200,000           (6)       4.9;4.12      **
Hinst, R.                      100,000               100,000           (5)       4.3           **
Jackson Hewitt Invest.Svc      400,000               400,000           (8)       4.3;4.13      **
Keenan, L.                       6,838                 3,419           (9)       4.23          **
Kesselring, R.                 555,500               555,500          (13)       4.9           **
Klaube, J.                     100,100               100,000          (10)                     **
Kroll, S.                      618,792               324,926           (3)       4.10;4.11     1.18%
Kroll, S.                    (see above}             119,866          (10)                     **
Kutkrvicius, J.                  3,294                 1,647           (9)       4.23          **
Lalande, A.                        824                   412           (9)       4.23          **
Liebel, P.                       2,305                 2,305           (9)       4.23          **

                                                       No. of        Transaction
Name of                       Beneficial Holdings    Common Shares    Summary                % of Class
Selling                       Before the Offering    Offered Hereby    Note     Exhibit     after Offering
---------------------------------------------------------------------------------------------------------

Liechtensteinische Lbank         500,000                500,000        (13)      4.9;4.14      **
Liechtensteinische Lbank       (see above}            1,667,250        (13)      4.16;4.17     **
Logie, T.                          1,646                    823         (9)      4.23          **
Lu, L.                             1,646                    823         (9)      4.23          **
Luescher, D.                      40,000                 40,000         (6)      4.9;4.12      **
Lynch, T.                          2,306                  1,153         (9)      4.23          **
Manis, W.                          6,586                  3,293         (9)      4.23          **
Martin, M.                     1,850,000              1,000,000         (7)      4.20          4.89%
Martin, M.                    (see above}               100,000        (10)                    **
Masionis, S.                       4,940                  2,470         (9)      4.23          **
Merhavia Construct.Ltd.            1,520                    760         (9)      4.23          **
Miller, P.                       300,000                300,000         (8)      4.3;4.13      **
MJE Partners                     210,000                210,000         (2)      4.1;4.2;4.3;4.4 **
Murphy, J.                        11,400                  5,700         (9)      4.23          **
Niro, G.                           1,646                    823         (9)      4.23          **
Paine Webber C/F G.She           420,000                420,000         (2)      4.1;4.2;4.3;4.4 **
Pisani, B.M.                     592,567                420,000         (4)      4.6;4.7       1.17%
Print-O-Plast Ltd.                 2,306                  1,153         (9)      4.23          **
Reiter, S.                           950                    950         (9)      4.23          **
Reman Partners AG                300,000                300,000        (13)      4.9;4.14      **
Rogivue, N.                      375,000                250,000        (13)      4.15;4.18     **
Rogivue, N.                   (see above}               125,000        (13)      4.9           **
Roni Excavating Ltd.               1,520                    760         (9)      4.23          **
Rudnik, S.                     2,302,558                150,000        (11)                    **
Rudnik, S.                    (see above}               749,780        (12)      4.21          **
Rudnik, S.                    (see above}             1,325,000        (10)                    **
Sal Investments Inc.              11,400                  5,700         (9)      4.23          **
Saperia, E.                        4,446                  2,223         (9)      4.23          **
Schuerch Asset MgmtGm            170,000                120,000         (6)      4.9;4.12      **
Schuerch, K.                     250,000                250,000        (10)                    **
Schuerch, U.                   1,208,500                800,000         (6)      4.9;4.12      **
Schuerch, U.                  (see above}                69,500        (13)      4.9           **
Schuerch, U.                  (see above}               139,000        (13)      4.15;4.18     **
Schuerch, U.                  (see above}               200,000        (10)                    **
Shear Holdings Ltd.                  950                    475         (9)      4.23          **
Shear, E.                          4,116                  2,058         (9)      4.23          **
Shemano, G.                      100,000                100,000        (14)      4.19;4.22     **
Sheppard, T.                       1,647                  1,647         (9)      4.23          **
Shulenberger, C.                   5,928                  2,964         (9)      4.23          **

                                                       No. of        Transaction
Name of                       Beneficial Holdings    Common Shares    Summary                % of Class
Selling                       Before the Offering    Offered Hereby    Note     Exhibit     after Offering
---------------------------------------------------------------------------------------------------------

Siegel, H.                         931,000              831,000         (5)      4.3;4.4;4.5       **
Siegel, H.                      (see above}             100,000        (11)                        **
Stangel, G.                        366,500              111,000        (13)      4.15;4.18         **
Stangel, G.                     (see above}             200,000        (10)                        **
Stangel, G.                     (see above}              55,500        (13)      4.9               **
Stanley, T.                         14,819               14,819         (9)      4.23              **
Strasler, B.                         2,470                2,470         (9)      4.23              **
Tapio, R.                          222,000              222,000         (5)      4.3               **
Tarek, P.                            5,598                2,799         (9)      4.23              **
Thomas, D.                          65,860               32,930         (9)      4.23              **
Trull, R.                          210,000              210,000         (2)      4.1;4.2;4.3;4.4   **
Twomey, L.                         210,000              210,000         (2)      4.1;4.2;4.3;4.4   **
Unternaehrer, S.                 1,111,000            1,111,000        (13)      4.15;4.18         **
Ushter Holdings Inc.                 1,300                  650         (9)      4.23              **
Vanity Software PublCo.              4,508                2,254         (9)      4.23              **
Viviana Partners, L.P            1,260,000            1,260,000         (1)      4.8;4.9           **
Wagner, T.                          40,000               40,000         (6)      4.9;4.12          **
Ward, D.                           100,000              100,000         (5)      4.3               **
Watson, K.                           7,410                3,705         (9)      4.23              **
Xonnel Holdings Ltd.                11,400                5,700         (9)      4.23              **
Ziraldo, D.                          6,586                3,293         (9)      4.23              **
                                18,952,376           19,482,086



**  less than 1 percent

Notes:

(1) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of an institutional investor, such shares having been issued pursuant to his election to convert a convertible promissory note dated April 23, 1999, into 660,000 common shares of the Company; and 600,000 shares underlying a stock purchase warrant issued to the same investor concurrent with the convertible note. The Company's net proceeds from this transaction not including any proceeds that may accrue from exercise of the warrant, totaled $300,000. The securities were issued in reliance upon exemptions provided by Section 4(2) of the Securities Act, as a private transaction with an accredited investor. A copy of the note and the form of the warrant are attached hereto as Exhibits 4.8 and 4.9.

(2) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of four private investors, such shares having been issued pursuant to their election to convert convertible promissory notes issued during June 1999, into an aggregate 550,000 common shares of the Company; and 500,000 shares underlying stock purchase warrants issued to the same investors concurrent with the convertible notes. The Company's net proceeds from these transactions not including any proceeds that may accrue from exercise of the warrants, totaled $250,000. The securities were issued pursuant to subscription agreements certifying these investors as accredited investors, and in reliance upon exemptions provided by Section 4(2) of the Securities Act. The form of the subscription agreements, notes and warrants are attached hereto as Exhibits 4.1, 4.2, 4.3 and 4.4 .

(3)  Private Placement Pursuant to Section 4(2)
The shares to be registered represent shares underlying the current balance of a convertible promissory note dated April 26, 1999, issued to a private investor who presently is a Director of the Company, pursuant to a loan agreement of the same date as amended on May 3, 1999. The note originally amounted to $200,000. The securities were issued in reliance upon exemptions provided by Section 4(2) of the Securities Act, as a private transaction with an accredited investor. Copies of the loan agreement and note are attached hereto as Exhibits 4.10 and
4.11 .

(4) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of a private investor, such shares having been issued pursuant to his election to convert a convertible promissory note dated May 28, 1999, into 220,000 common shares of the Company; and 200,000 shares underlying a stock purchase warrant issued to the same investor concurrent with the convertible note. The Company's net proceeds from this transaction not including any proceeds that may accrue from exercise of the warrant, totaled $100,000. The securities were issued in reliance upon exemptions provided by Section 4(2) of the Securities Act, as a private transaction with an accredited investor.
Copies of the note and warrant are attached hereto as Exhibits 4.6 and 4.7 .

(5) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of a private investor and five transferees of the investor, such shares having been issued pursuant to his election to convert several convertible promissory notes dating between June 1999 and November 1999 into a total of 990,000 common shares of the Company; and 900,000 shares underlying stock purchase warrants issued concurrent with the convertible notes. The Company's net proceeds from these transactions not including any proceeds that may accrue from exercise of the warrants, totaled $450,000. The securities were issued in reliance upon exemptions provided by
Section 4(2) of the Securities Act, as a private transaction with an accredited investor. The form of the subscription agreements, notes and warrants are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5 .

(6) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of nine private foreign investors, of which 1,252,332 shares were issued pursuant to private placement subscriptions entered into between the Company and such investors between October 1999 and December 1999, and 1,252,332 shares underlying stock purchase warrants issued to the same investors concurrent with the shares. The Company's net proceeds from these transactions not including any proceeds that may accrue from exercise of the warrants, totaled $626,166. The securities were issued pursuant to subscription agreements certifying these investors as accredited investors, and in reliance upon exemptions provided by Section 4(2) of the Securities Act. The form of the subscription agreements and warrants are attached hereto as Exhibits 4.9 and 4.12.

(7) Resignation Agreement of Former Chairman
The shares to be registered represent shares underlying 100,000 shares of Series C Senior Convertible Preferred Stock issued to the former chairman of the Company pursuant to the terms of his Resignation Agreement dated January 28, 2000 (see Exhibit to Registration Statement on Form S-8 filed with the
Commission January 31, 2000). Exhibit 4.20 refers to the Certificate of Designations for the Series C Senior Convertible Preferred Stock.

(8) Private Placement Pursuant to Section 4(2)
The Company is registering shares on behalf of two private investors, of which 400,000 shares were issued pursuant to private placement subscriptions entered into between the Company and such investors in January and February 2000, and 300,000 shares underlying stock purchase warrants issued to the same investors concurrent with the shares. The Company's net proceeds from these transactions not including any proceeds that may accrue from exercise of the warrants, totaled $200,000. The securities were issued pursuant to subscription agreements certifying these investors as accredited investors, and in reliance upon exemptions provided by Section 4(2) of the Securities Act. The form of the subscription agreements and warrants are attached hereto as Exhibits 4.3 and
4.13 .

(9) Shares Underlying Warrants Issued Pursuant to Acquisition
The shares to be registered underlie warrants issued to former shareholders of Vanity Software Publishing Corporation ("Vanity"), a Canadian software company. On April 30, 1998, the Company signed an agreement to acquire substantially all of the assets, subject to the assumption of certain liabilities, of Vanity in exchange for 224,000 restricted shares of the common stock of the Company and warrants to purchase an additional 224,000 shares at a price of $5.00 per share. Such warrants carried "piggy-back" registration rights. The major asset of Vanity was a proprietary ergonomic software package sold under the name ErgoBreak(TM) that the Company integrated into its own software products suite marketed under the ErgoManager(TM) label. The issuance of the aforesaid shares and warrants was made pursuant to exemptions provided by Section 4(2) of the Securities Act. Vanity subsequently offered to their shareholders which numbered approximately fifty, an exchange of their shares in Vanity into a ratably calculated number of units comprised of one common share of the Company and a warrant for the purchase of one common share of the Company at the price of US$5.00 each. Substantially all Vanity shareholders elected to accept this offer following which Vanity requested, and the Company agreed to, cancel the shares and warrant issued to Vanity and replace them with like securities issued in the name of the individual Vanity shareholders. The form of warrant issued to the former Vanity shareholders is attached hereto as Exhibit 4.23 .

(10) Shares Underlying Non-Statutory Stock Options
The  Company  is   registering   an  aggregate   3,324,866   shares   underlying
non-statutory stock options issued to certain present and past key employees, on behalf of such employees and their transferees, as follows:

a) Options for 1,325,000 shares, issued in 1998 to the current President and Chief Executive Officer of the Company;

b) Options for 100,000 shares, issued in 1997 and 1998 to the current Chief Financial Officer of the Company;

c) Options for 500,000 shares, issued in 1999 to the current Executive Vice President of the Company;

d) Options for 1,399,866 shares that were granted to a former President and Chief Executive Officer of the Company in 1998 and had previously been registered on Form S-8 by a filing on June 17, 1998, on behalf of eight individual assignees to whom such options were subsequently transferred.

(11) Shares Issued in Lieu of Cash Compensation to Officers
The current President and Chief Executive Officer of the Company had previously agreed to accept 150,000 shares in lieu of cash remuneration during the period May through December 1999, whereby such stock award carried "piggy-back" registration rights. The current Vice President of Shareholder Relations had agreed to accept a certain number of shares in lieu of cash compensation of which 100,000 shares were to be issued on April 1, 2000, and whereby such stock award carries "piggy-back" registration rights.

(12) Shares Underlying a Convertible Promissory Note issued to an Officer and Director

In  connection  with the  acquisition  by the Company of Rolina
Corporation in February 1998, the Company issued 155,556 Common Shares to the former principal of Rolina Corporation, Steven D. Rudnik who currently serves as the Company's President and Chief Executive Officer, which shares were subject to a put option exercisable by Mr. Rudnik at any time during the 90-day period commencing on February 1, 2000, pursuant to which if exercised, the Company would be obligated to purchase said 155,556 Company Common Shares for the purchase price of $2.41 per share. (the "Put Option"). In addition to receipt of the Put Option, the Company, pursuant to the terms of the business transaction, made payments to Mr.Rudnik of $125,000 and $100,000 following the closing and to secure its obligation under the Put Option, gave
Mr. Rudnik a lien on the software that the Company acquired from his company. In order to exercise the Put Option, Mr. Rudnik was required to give written notice of the exercise to the Company during the mentioned 90-day period and upon the Company's payment at $2.41 per share, Mr. Rudnik would surrender the 155,556 shares of the Company's Common Stock. On March 25, 2000, Mr. Rudnik, gave notice to the Company of his exercise of the Put Option. Accordingly, the Company incurred the obligation to pay $374,889.96 to Mr. Rudnik pursuant to the Put Option for the 155,556 Common Shares. Pursuant to negotiations between the Company and Mr. Rudnik, a certain "Third Amendment to Agreement and Plan of Merger and First Amendment to Put Option"* was consummated in April, 2000, pursuant to which Mr. Rudnik agreed: (a) that the Company's obligation to pay the $374,889.96 for the 155,556 shares tendered under the Put Option (the "Company's Obligation") would be deferred until March 31, 2002; (b) that the Company would pay Mr. Rudnik monthly interest on the Company's Obligation at the rate of 7% annually, commencing February 1, 2000;
(c) that Mr. Rudnik would have the right to convert part or all of the Company's Obligation into shares of the Company's common stock at a conversion rate of $.50 per share, and; (d) that the Company would register a sufficient number of its common shares in this offering in order to accommodate the full exercise by Mr. Rudnik of the full amount of the Company's Obligation. *See Exhibit 4.21 attached hereto which contains all of the terms and conditions of this agreement.

(13)  Private  Placement  Pursuant  to Section  4(2)
The Company is registering a total 5,583,850 shares on behalf of eight private foreign investors pursuant to private placement subscriptions entered into between the Company and such investors, between January and March 2000. 500,000 of such shares have been issued outright; an aggregate 3,055,900 shares underlie conversion privileges accruing to a total of 305,590 shares of Series B Senior Convertible Preferred Stock issued to or subscribed for by certain of these investors; 500,000 shares underlie Company Common Stock Purchase Warrants for the purchase of common shares at $1.00 per share issued to certain of these investors; and 555,750 shares underlie Company Common Stock Purchase Warrants for the purchase of shares at $0.90 per share, subscribed to by certain of these investors. The common shares to be registered also include a total 972,200 shares underlying Company Common Stock Purchase Warrants for the purchase of shares at $0.90 per share, which warrants have been assigned to certain of the investors. With respect to the Company's Series B Senior Convertible Preferred Stock (the "Series B Shares") the Company issued 194,440 Series B Shares in March, 2000 to selling securityholders pursuant to the subscription agreements upon receipt of payment of the agreed upon subscription prices. In June, 2000 and in compliance with the terms of its subscription agreement with the selling securityholder, Liechtensteinische Lbank, pursuant to which the Company would sell 111,150 Series B Shares and an equal number of Company Common Stock Purchase Warrants, the Company issued an additional 27,788 Series B Shares and an equal number of its Common Stock Purchase Warrants to this selling securityholder. The Company is required under its subscription agreements with the selling securityholders who acquired the 194,440 Series B Shares and a similar number of Company Common Stock Warrants as it is under the subscription agreement with this selling securityholder to register a sufficient number of common shares underlying the Series B Shares and the Company Common Stock Purchase Warrants once issued under this offering. Pursuant to the subscription agreement with Liechtensteinische Lbank, the Company is required to issue an additional 83,362 Series B Shares and an equal number of its Common Stock Purchase Warrants during the months of July, August and September, 2000, upon receipt of the subscription prices. As under the subscription agreements with the other selling securityholders, the Company is obligated under its subscription agreement with this selling securityholder to register a sufficient number of its common shares to accommodate the full conversion of the 111,150 aggregate Series B Shares and the equal number of Company Common Stock Purchase Warrants subscribed for within 30 days after their issuance. As mentioned above, each Series B Share is convertible into 10 common shares at the election of a selling securityholder and each of the Company Common Stock Purchase Warrants is exercisable to purchase 5 Company common shares at the exercise price of $.90 per share. The Company is registering the 1,667,250 common shares in this offering to accommodate the issuance of all of the 111,150 Series B Shares and the equal number of Company Common Stock Purchase Warrants issued and to be issued pursuant to its subscription agreement with Liechtensteinische Lbank. The Company's net proceeds from these transactions not including any proceeds that may accrue from exercise of the warrants, will total $2,725,000, of which $2,050,000 have been received at the time of this offering. The securities were issued or will be issued pursuant to subscription agreements certifying these investors as accredited investors, and in reliance upon exemptions provided by
Section 4(2) of the Securities Act. The form of the subscription agreements are attached hereto as Exhibits 4.14, 4.15 and 4.16 , and of the warrants as Exhibits 4.9 and 4.17. Exhibit 4.18 refers to the Certificate of Designations for the Series B Senior Convertible Preferred Stock.

(14)  Shares Underlying Warrants Issued for Services
The Company is registering an aggregate 200,000 shares underlying two stock purchase warrants issued pursuant to a consulting agreement with an unrelated party. A copy of the consulting agreement is attached as Exhibit 4.22.

                          DESCRIPTION OF CAPITAL STOCK

         Magnitude is currently authorized by its Certificate of Incorporation to issue an aggregate 33,000,000 shares of capital stock, including 30,000,000 shares of Common Stock, $.0001 par value per share of which 14,591,980 were issued and outstanding as of March 31, 2000 and 3,000,000 shares of Preferred Stock, $0.01 par value per share of which: 2,500 shares have been designated as Cumulative Preferred Stock, par value $0.0001 per share, of which 1 share was outstanding as of March 31, 2000; 300,000 shares have been designated as Series A Senior Convertible Preferred Stock (the "Series A Stock"), $0.001 par value per share; 350,000 shares have been designated as Series B Senior Convertible Preferred Stock (the "Series B Stock"), par value $0.001 per share, of which 194,440 shares were outstanding as of March 31, 2000, and; 120,000 shares have been designated as Series C Senior Convertible Preferred Stock (the "Series C Stock") par value $0.001 per share of which 100,000 shares were outstanding as of March 31, 2000. Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences, if any, of the holders of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock that the Company may designate and issue in the future. Preferred Stock
         The Board of Directors of the Company recently took action to create and authorize the issuance of (1) up to 300,000 shares of Preferred Stock designated as Series A Senior Convertible Preferred Stock (the "Series A Stock"); (2) up to 350,000 shares of Preferred Stock designated as Series B Senior Convertible Preferred Stock (the "Series B Stock') of which 194,440 shares were outstanding as of March 31, 2000, and; (3) up to 120,000 shares of Preferred Stock designated as Series C Senior Convertible Preferred Stock (the "Series C Stock") of which 100,000 shares were outstanding as of March 31, 2000.

The Series A Stock

         The Series A Stock has no voting rights and their holders do not have a right to cast a vote on shareholder matters. The holders of Series A Stock are entitled to receive semi-annual cumulative dividends before any dividends are declared and paid upon the Common Stock, but on par with the holders of any

Series B Stock and Series C Stock, calculated against their liquidation price of $5.00 per share at the rate of 7% annually during the first year of their issuance, increasing thereafter in increments of 1/2 of 1% per year for the next six years when the interest rate is fixed at 10% annually. In the event of a liquidation, dissolution or winding up of the affairs of Magnitude and after payment of its debts and liabilities, the holders are entitled to be paid out of the remaining assets a liquidation price of $5.00 per share of Series A Stock, on an equal basis with the holders of any Series B Stock and Series C Stock. Magnitude has the right to redeem or buy back part or all of the Series A Stock three years after their issuance by paying to the holders the liquidation price ($5.00 per share), any accumulated but unpaid dividends and a payment (a "call premium") equal to 15% of the liquidation price. Holders of the Series A Stock can convert their shares into Magnitude Common Stock at a conversion rate equal to 150% of the "market price" of Magnitude's Common Stock at the time of conversion. "Market price" is based upon the average bid and asked prices for Magnitude's Common Stock as quoted by the then stock exchange during the 20 consecutive trading day period immediately preceding the conversion.

The Series B Stock

         The Series B Stock has no voting rights and their holders do not have a right to cast a vote on shareholder matters. The holders of Series B Stock are entitled to receive semi-annual cumulative dividends before any dividends are declared and paid upon the Common Stock, but on a par with the holders of any Series A Stock and Series C Stock, calculated against their liquidation price of $9.00 per share at the rate of 7% annually. In the event of a liquidation, dissolution or winding up of the affairs of Magnitude and after payment of its debts and liabilities, the holders are entitled to be paid out of the remaining assets a liquidation price of $9.00 per share of Series B Stock, on an equal basis with the holders of any Series A Stock and Series C Stock. Magnitude has the right to redeem or buy back part or all of the Series B Stock three years after their issuance by paying to the holders the liquidation price ($9.00 per share), any accumulated but unpaid dividends and a payment (a "call premium") equal to 10% of the liquidation price. Holders of the Series B Stock can convert their shares into Magnitude Common Stock on the basis of 10 shares of Common Stock for one share of Series B Stock at any time.

 The Series C Stock

         The Series C Stock has no voting rights and their holders do not have a right to cast a vote on shareholder matters. The holders of Series C Stock are entitled to receive monthly cumulative dividends before any dividends are declared and paid upon the Common Stock, but on par with the holders of any Series A Stock and Series B Stock, calculated against their liquidation price of $9.00 per share at the rate of 7% annually. In the event of a liquidation, dissolution or winding up of the affairs of Magnitude and after payment of its debts and liabilities, the holders are entitled to be paid out of the remaining assets a liquidation price of $9.00 per share of Series C Stock, on an equal basis with the holders of any Series A Stock and Series B Stock. Magnitude has the right to redeem or buy back part or all of the Series C Stock three years after their issuance by paying to the holders the liquidation price ($9.00 per share), any accumulated but unpaid dividends and a payment (a "call premium") equal to 10% of the liquidation price. Holders of the Series C Stock can convert their shares into Magnitude Common Stock on the basis of 10 shares of Common Stock for one share of Series C Stock at any time.

Cumulative Preferred Stock

         The Company has designated 2,500 shares as "Cumulative Preferred Stock", of which as of March 31, 2000, one share is issued and outstanding. The Cumulative Preferred Stock is non-voting. Each share shall be entitled to receive out of the surplus or net profits of the Company, cumulative dividends thereon at the rate of $9,000 per year, payable quarterly, semi-annually, or annually, as and when declared by the Board of Directors. The Cumulative Preferred Stock shall, with respect to dividend rights, rights on liquidation, winding up and dissolution and rights upon redemption, rank prior to all classes and series of Common Stock.

                              PLAN OF DISTRIBUTION

         The selling securityholders may sell some or all of their shares at any time and in any of the following ways. They may sell their shares:

          o To underwriters who buy the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time;

          o Through brokers, acting as principal or agent, in transactions, which may involve block transactions, on the Electronic Bulletin Board, over-the-counter market or on other exchanges on which the shares are then listed, in special offerings, exchange distributions pursuant to the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

          o Directly or through brokers or agents in private sales at negotiated prices; or

          o       By any other legally available means.

         Selling securityholders may pay part of the proceeds from the sale of shares in commissions and other compensation to underwriters, dealers, brokers or agents who participate in the sales. Holders of approximately 7,000,000 shares have agreed not to sell such shares for a period of one year.

         Certain states may require shares to be sold only through registered or licensed brokers or dealers. In addition, certain states may require the shares to be registered or qualified for sale unless an exemption from registration or qualification is available and complied with.

         Magnitude   has  agreed  to   contribute   to   payments   the  selling
securityholders may be required to make under the Securities Act.

                                  LEGAL MATTERS

         The law firm of Joseph J. Tomasek, Esq., 75-77 North Bridge Street, Somerville, New Jersey will render an opinion on the validity of the shares offered under this prospectus.

                                     EXPERTS

         Rosenberg Rich Baker Berman & Company, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Rosenberg Rich Baker Berman & Company=s report, given on their authority as experts in accounting and auditing.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MAGNITUDE, ANY UNDERWRITER OR THEIR RESPECTIVE AFFILIATES. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH HEREIN OR THEREIN OR IN THE AFFAIRS OF MAGNITUDE SINCE THE DATE HEREOF. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                 ---------------

                                TABLE OF CONTENTS
                                                                        Page


Where You Can Find More Information.....................................  4
The Company.............................................................  6
Risk Factors............................................................  8
Use of Proceeds......................................................... 13
Selling Securityholders................................................. 13
Description of Capital Stock............................................ 21
Plan of Distribution.................................................... 24
Legal Matters........................................................... 24
Experts................................................................. 25








                                19,482,086 Shares

                       Magnitude Information Systems, Inc.
                                  Common Stock

                                 --------------

                                   PROSPECTUS
                                 --------------

                                 ________, 2000

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Magnitude will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee                                  11,276.00
Legal fees and expenses                               10,000.00
Accounting fees and expenses                           2,500.00
Miscellaneous expenses                                 1,000.00
         Total                                        24,776.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the Delaware General Corporation Law, Magnitude has included in its Certificate of Incorporation a provision to eliminate the personal liability of it's directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Bylaws of Magnitude require the Company to (i) indemnify the officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and
(ii) advance expenses to the officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Magnitude has entered into indemnification agreements with the officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the companies, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance expenses incurred as a result of any proceeding against them as to which they may be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Magnitude believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

         Magnitude understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

ITEM 16. EXHIBITS

EXHIBIT INDEX

2.2 Agreement and Plan of Merger with Rolina Corporation and Steven D. Rudnik, and Employment Agreement with Steven D. Rudnik, both of the date February 2 , 1998, as filed as Exhibit to the Company's report on Form 10-KSB for the year ended December 31, 1998. Incorporated herein by reference.
3        (i) Articles of  Incorporation  and  Amendments  thereto,  incorporated
         herein  by  reference   to  Exhibits  of  previous   filings  with  the
         Commission.
3 (ii) Bylaws of the Company, incorporated herein by reference to Exhibits of previous filings with the Commission.
4.1*     Term Sheet
4.2*     Form of Subscription Agreement
4.3*     Form of Common Stock Purchase Warrant
4.4*     Form of Convertible Promissory Note
4.5*     Form of Subscription Agreement
4.6*     Form of Convertible Grid Promissory Note
4.7*     Form of Common Stock Purchase Warrant
4.8*     Form of Convertible Promissory Note
4.9*     Form of Common Stock Purchase Warrant
4.10*    Loan Agreement with S.Kroll
4.11*    Form of Convertible Promissory Note
4.12*    Form of Subscription Agreement
4.13*    Form of Subscription Agreement
4.14*    Form of Subscription Agreement
4.15*    Form of Subscription Agreement
4.16*    Form of Subscription Agreement
4.17*    Form of Common Stock Purchase Warrant
4.18* Amendment to the Company's Certificate of Incorporation as filed with the State of Delaware on January 31, 2000, and amended on March 20, 2000, designating a new class of Series B Senior Convertible Preferred Stock.

4.19*    Form of Common Stock Purchase Warrant
4.20+ Amendment to the Company's Certificate of Incorporation as filed with the State of Delaware on January 31, 2000, and amended on March 20, 2000, designating a new class of Series C Senior Convertible Preferred Stock
4.21*    Agreement with S.Rudnik, re: convertible debt
4.22*    Consulting agreement with G.Shemano
4.23*    Form of Common Stock Purchase Warrant
4.24+ Amendment to the Company's Certificate of Incorporation as filed with the State of Delaware on January 31, 2000, and amended on March 20, 2000, designating a new class of Series A Senior Convertible Preferred Stock.
5.1x     Legal opinion and consent of Joseph J. Tomasek, Esq.

10.1* Resignation Agreement dated July 21, 1999, between J. Swon and B. Deichl and the Company, incorporated herein by reference to the Exhibit of Form S-8 filed with the Commission on August 3, 1999.
10.2* Resignation Agreement dated January 28, 2000, between M. Martin and the Company, incorporated herein by reference to the Exhibit of Form S-8 filed with the Commission on January 31, 2000.
23.1x    Independent Auditors' Consent
-------
+ Documents  incorporated by reference to Magnitude's Annual Report filed on
  Form 10-KSB for the fiscal year ended December 31, 1999 with the Securities and Exchange Commission on March 30, 2000
* Previously filed as exhibits to the Registration Statement on Form S-3 with the Commission on April 11, 2000.
x To be filed by Amendment.

ITEM 17. UNDERTAKINGS

         A. UNDERTAKING PURSUANT TO RULE 415

         The undersigned Registrant hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: II-1 22 (i) to include any prospectus required by
Section 10(a)(3) Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration
Statement or any material change to such information in the Registration Statement; (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

         B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. UNDERTAKING IN RESPECT OF INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the
Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         D. UNDERTAKING PURSUANT TO RULE 430A

         The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant, MAGNITUDE INFORMATION SYSTEMS, INC., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Chester, State of New Jersey, on July 14, 2000

                                    MAGNITUDE INFORMATION SYSTEMS, INC.

                                    By:_s/Steven D. Rudnik
                                       Steven D. Rudnik, President and
                                       Chief Executive Officer

                                    By: s/Joerg H. Klaube
                                    Joerg H. Klaube, Chief Financial Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven D. Rudnik, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                   TITLE                            DATE

s/ Steven D. Rudnik         President and                      July 14, 2000
Steven D. Rudnik            Chief Executive Officer
                            (Principal Financial Officer)

s/ Joerg H. Klaube          Chief Financial Officer            July 14, 2000
Joerg H. Klaube             (Principal Financial Officer)

s/ John C. Duncan           Executive Vice President
John C. Duncan              and Director                       July 14, 2000

s/ Steven L. Gray           Director                           July 14, 2000
Steven L. Gray

s/ Ivano Angelastri         Director                           July 14, 2000
Ivano Angelastri

s/ Joseph J. Tomasek        Director                           July 14, 2000
Joseph J. Tomasek

                                                              Exhibit 4.18


                                   EXHIBIT A
                                    CORRECTED
                      CERTIFICATE OF POWERS, DESIGNATIONS,
                      PREFERENCES AND RIGHTS OF THE SHARES
                            OF THE PREFERRED STOCK OF
                       MAGNITUDE INFORMATION SYSTEMS, INC.

                                To Be Designated
                   Series B Senior Convertible Preferred Stock


         Magnitude Information Systems, Inc., a Delaware corporation (the "Corporation"), in accordance with Section 103 of the General Corporation Law of the State of Delaware ("DGCL"), by its President, does hereby certify that during a meeting on January 28, 2000 , the Board of Directors of the Corporation duly adopted the following resolutions providing for the issuance of a series of Preferred Stock to be designated Series B Senior Convertible Preferred Stock, par value $.001, and to consist of 350,000 shares:

            RESOLVED, that the Corporation is hereby authorized to amend its Certificate of Incorporation and to file a Certificate of Designations of Preferred Stock to provide for 350,000 shares of Series B Senior Convertible Preferred Stock, $.001 par value ("Series B Senior Preferred"), pursuant to the terms and conditions set forth in the Certificate of Designations;

            RESOLVED, that the rights, privileges and limitations of each share of Series B Senior Preferred shall be as follows:

   1.   Issuance.   The series of Preferred Stock designated as Series B Senior
        Preferred shall consist of 350,000 shares.

   2. Dividends. The holders of said shares of Series B Senior Preferred shall be entitled to receive cumulative dividends thereon at the rate of seven percent (7%) per annum, payable semi-annually when declared by the Board of Directors, before any dividend shall be declared, set apart for, or paid upon the Common Stock of the Corporation. The Dividend Rate shall accrue on the Liquidation Price (as hereinafter defined) of each share of the Series B Senior Preferred. The dividends on the Series B Senior Preferred, payable in cash, shall be cumulative, so that if the Corporation fails in any fiscal year to pay such dividends on all the issued and outstanding Series B Senior Preferred, such deficiency in the dividends shall be fully paid, but without interest, before any dividends shall be paid on or set apart for the Cumulative Preferred Stock or the Common Stock.

   3. Priority. The Series B Senior Preferred shall with respect to dividend rights and liquidation rights rank prior to all classes and series of Common Stock and the Cumulative Preferred Stock, and on a par with the Series A and C Senior Convertible Preferred Stock.

   4.  Voting.  Except as  required by the DGCL and as provided in Section
(7) below, the holders of said shares of Series B Senior Preferred shall not be entitled to any voting rights.

   5. Cancellation. Shares of Series B Senior Preferred which have been issued and reacquired in any manner, including shares purchased or converted into Common Stock, exchanged or redeemed, shall be canceled on the books of the Corporation and shall not be considered outstanding for any purpose.

   6. Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Series B Senior Preferred shall be entitled to receive, out of the remaining net assets of the Corporation, the amount of nine ($9.00) Dollars for each share of Series B Senior Preferred (the "Liquidation Price") held of record by such holder, payable in cash or in shares of stock, securities or other consideration, the value of which stock, securities or other consideration shall be fixed by the Board of Directors, plus the amount of all dividends in arrears on each such share up to the date fixed for distribution, provided, however, that such remaining net assets are sufficient to cover all the before mentioned payments and also like payments to holders of Series A and C Senior Preferred, before any distribution shall be made to the holders of Common Stock or Cumulative Preferred Stock of the Corporation. In case such remaining net assets are insufficient to cover all such payments to holders of Series A, B and C Senior Preferred, the holders of these series shall receive payments on a pro rata basis.

  7. Cumulative Dividends. During such time as there exist unpaid cumulative dividends due on the Series B Senior Preferred, no reclassification of the shares of the Corporation or capital reorganization of the Corporation in any manner provided by law shall be valid unless (a) the holders of a majority of all the Series B Senior Preferred approve, and (b) provision is made for the payment of the aggregate unpaid cumulative dividends then in arrears.

 8.   Redemption.

         (i) The Corporation shall have the right to redeem pro rata any or all of its Series B Senior Preferred issued and outstanding at any time, with the Board of Directors of the Corporation in its sole discretion deciding how many shares to redeem, provided, however, that any such shares called for redemption have been issued and outstanding for a minimum of three (3) years at the time of notice of redemption to the holders of such shares, by paying to the holders thereof the Liquidation Price for each share of Series B Senior Preferred held by such holder plus a "call premium" of 10% of the Liquidation Price, together with the amount of any accrued and unpaid dividends as may have accumulated thereon at the time of redemption (the "Redemption Price").

         (ii) At least 10 days but not more than 30 days prior to the date fixed by the Board of Directors of the Corporation for the redemption of any shares of the Series B Senior Preferred pursuant to subsection (i) above, a written notice shall be mailed to the holder of record of such shares of Series B Senior Preferred to be redeemed, at the address of such holder as shown on the records of the Corporation, notifying such holder of the election of the Corporation to redeem such shares, stating the date fixed for redemption thereof (hereinafter referred to as the "Redemption Date"), and calling upon such holder to surrender to the Corporation on the Redemption Date at the place designated in such notice such holder's certificate or certificates representing the number of shares of Series B Senior Preferred specified in such notice of redemption. On or after the Redemption Date, each holder of shares of Series B Senior Preferred to be redeemed shall present and surrender such holder's certificate or certificates for such shares to the Corporation at the place designated in such notice and thereupon the Redemption Price of such shares shall be paid to or to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. From and after the Redemption Date (unless default shall be made by the Corporation in payment if the Redemption Price), all dividends on the Series B Senior Preferred shall cease to accrue and all rights of the holders thereof as stockholders of the Corporation, except the right to receive the Redemption Price thereof upon the surrender of certificates representing the same, without interest thereon, shall cease and terminate and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation and such shares shall not be deemed to be outstanding for any purpose whatsoever.

         (iii) The holder of any shares of Series B Senior Preferred notified by the Corporation of the redemption of such shares pursuant to subsection (ii) above shall have the right to exercise his option to convert such shares of Series B Senior Preferred into Common Stock of the Corporation pursuant to Section (9) below, by notifying the Corporation in writing or via facsimile prior to the Redemption Date of his election to convert, in the form prescribed therefore. The Corporation, after receipt of such notice shall remove such shares from the shares to be redeemed.

         9. Conversion. Each share of Series B Senior Preferred shall be convertible at any time prior to the Redemption Date, at the holder's option, into shares of Common Stock of the Corporation on the basis of ten (10) shares of Common Stock for 1 share of Series B Senior Preferred. The holder of any shares of Series B Senior Preferred who elects to convert his or her Series B Senior Preferred into Common Stock of the Corporation shall surrender, at the principal office of the Corporation or at such other office or agency maintained by the Corporation for that purpose, the certificate or certificates representing the shares of Series B Senior Preferred to be converted, together with a written affidavit informing the Corporation of his or her election to convert such shares, whereby the date of receipt by the Corporation of such certificates and affidavit shall constitute the "Conversion Date", and which affidavit, in case the Conversion Date precedes the first anniversary of the date of issue of such certificate or certificates representing the shares of Series B Senior Preferred to be converted, includes an agreement with the Corporation not to sell or transfer the shares of Common Stock to be issued pursuant to this conversion, before the first anniversary of the date of issue of the certificate or certificates representing the shares of Series B Senior Preferred being converted. As promptly as practicable, and in any event within ten business days after surrender of such certificates, the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock of the Corporation to which such holder of Series B Senior Preferred so converted shall be entitled, and where the Conversion Date precedes the first anniversary of the date of issue of the certificates for Series B Senior Preferred to be converted, the agreed upon restriction against sales or transfer shall be duly noted on such certificates. Such conversion shall be deemed to have been made at the close of business on the Conversion Date, so that the rights of the holders of the Series B Senior Preferred shall thereafter cease except for the right to receive Common Stock of the Corporation in accordance herewith, and such converting holder of Series B Senior Preferred shall be treated for all purposes as having become the record holder of such Common Stock of the Corporation at such time.

         10. Anti-Dilution. In the event that, prior to the conversion of the Series B Senior Preferred Stock by the holder thereof into Common Stock of the Corporation, there shall occur any change in the outstanding shares of Common Stock of the Corporation by reason of the declaration of stock dividends, or through a recapitalization resulting from stock splits or combinations, without the receipt by the Corporation of fair consideration therefor in the form of cash, services or property, the conversion ratio of the Series B Senior Preferred Stock into Common Stock of the Corporation provided for in Section (9) above shall be adjusted such that any holder of Series B Senior Preferred Stock converting such stock into Common Stock subsequent to such change in the outstanding shares of Common Stock of the Corporation shall be entitled to receive, upon such conversion, a number of shares of Common Stock of the Corporation representing the same percentage of common shares outstanding as represented by the shares that he would have received had he converted his Series B Senior Preferred Stock to Common Stock prior to such change in the outstanding shares of Common Stock of the Corporation.

         IN WITNESS WHEREOF, we, the undersigned, have executed and subscribed this certificate on January 28, 2000 .





                               /s/ Steven D. Rudnik
                           Steven D. Rudnik, President


ATTEST:


/s/ Joerg H. Klaube
Joerg H. Klaube, Secretary